10/19.

04045691

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BFS Entertainment Multimedia Ltd

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

NOV 0 1 2004

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 4245 FISCAL YEAR 5-1-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 10/25/04

2004
Annual Report

AR/S
5-1-04





B·F·S
ENTERTAINMENT & MULTIMEDIA LIMITED


CHRIS REA
FELICITY KENDAL
BOB HOSKINS
BEN KINGSLEY
JOANNA LUMLEY
OLIVER REED
DIANA RIGG
A MICHAEL WINNER FILM
SHOTS
WITH JOHN CLEESE
"...luminous casting..." – VARIETY

Subsidiaries and Divisions of
BFS Entertainment & Multimedia Limited

CORPORATE PROFILE

Established in the early eighties, BFS is a recognised independent manufacturer and distributor of home video. With facilities in Toronto, Ontario, the Company markets and distributes videos throughout North America, with approximately 83% of its business in the United States.

Under exclusive North American license agreements, the Company sells its products through various channels, including retailers, distributors, mail order houses as well as its own specialised mail order catalogue.

The Company's products can be classified into several categories including classic dramas, mysteries, comedy, sports and factual programmes. Titles are sold under the BFS Video and American Home Treasures video labels. Programmes are licensed from independent production companies as well as such companies as the BBC (British Broadcasting Corporation), Carlton International and Granada.

The Company strategy is to continue to acquire new programming for North America and to expand its distribution. The Company is also continuing to look for small companies that can be acquired and that fit the current business model.

MESSAGE FROM THE CHAIRMAN

Fiscal 2004 was a year of adjustment to the new reality of a lower U.S. dollar as well as to overwhelming popularity of the new DVD format by consumers.

We were pleased with our sales growth in light of the above. Our increased focus and investment in our direct to consumer business has resulted in over 300% sales growth in this business.

Due to rapid acceptance of the DVD format, we have further added to our allowance for the expected obsolescence of our investment in VHS formatted product.

We have made good progress towards our goal to develop our own content. By adding new personnel to our production company, we have brought on board the experience we need to successfully complete the various projects in development.

On behalf of the Board of Directors I wish to thank our shareholders, employees and suppliers for their continued support and look forward to a successful fiscal 2005.

Denis B.E. Donnelly,
Chairman, President and Chief Executive Officer

FINANCIAL HIGHLIGHTS

	May 1, 2004	May 3, 2003
Sales	**$ 8,561,371**	$ 8,331,166
Operating earnings (EBITDA)	**1,047,769**	1,653,288
Net earnings	**87,082**	194,891
Shareholders' equity	**3,198,430**	3,111,348
Capital asset additions	**358,530**	529,199
Total assets	**5,396,844**	5,904,657
Earnings per share	**0.01**	0.02


DEAD IN A HEARTBEAT
BEAT AWAY.
JUDGE REINHOLD PENELOPE ANN MILLER

COMMON SHARE AND PRICE INFORMATION

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Average number of shares outstanding	7,970,833	7,970,833	7,970,833	7,970,833
Trading volume	591,427	418,500	619,000	138,000
Share price (high) $	0.40	0.30	0.265	0.28
Share price (low) $	0.25	0.18	0.135	0.16


Chad Lowe
Kristin Davis
Gerald McRaney
He soared higher than the Rockies
Take Me Home
John Denver

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis of the financial results of BFS Entertainment & Multimedia Limited ("BFS" or the "Company") for the year ended May 1, 2004 should be read in conjunction with, and is qualified by, the consolidated financial statements and related notes for the year ended May 1, 2004 ("the Financial Statements"), which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All of the information presented herein is expressed in Canadian dollars.

This report contains forward-looking statements, including statements regarding the future success of our business strategies and future market opportunities. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to our sales growth, operating results, industry and products as well as other factors discussed below and elsewhere in this report. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Additional information relating to BFS is filed at www.sedar.com. This management discussion and analysis is dated August 23, 2004.

OVERVIEW

BFS is an independent manufacturer and distributor of home video to the North American marketplace. With facilities in Toronto, Ontario, the Company markets and distributes videos throughout North America, with approximately 83% of its business in the United States.

Under exclusive North American license agreements, the Company sells its products through various channels, including retailers, distributors, mail order houses as well as its own subsidiary mail order company.

The Company's products can be classified into several categories including classic dramas, mysteries, comedy, sports and factual programmes. Titles are sold under the BFS Video and American Home Treasures video labels. Programmes are licensed from independent production companies as well as such companies as the BBC (British Broadcasting Corporation), Carlton International and Granada.

The Company's strategies include:

- To achieve significant increases in sales and cash flows.
- To continue to seek and acquire new programming content.
- To expand current distribution channels.
- To continue to seek and acquire other acquisition targets.

CHANGE IN ACCOUNTING POLICIES

Stock-Based Compensation

Effective May 4, 2003, the Company recognised the value of stock options earned during the year as a compensation expense. This accounting policy is applied prospectively to all stock option awards to employees and directors that call for settlement by issuance of equity instruments, granted on or after May 4, 2003. The fair value of stock options is determined using the Black-Scholes option pricing model. Once fair value is measured, the value is expensed over the period the options vest and contributed surplus is increased by a corresponding amount.

RESULTS FROM OPERATIONS

	Fiscal Years Ending		
Selected Annual Results from Operations Data	**May 1, 2004**	May 3, 2003	May 4, 2002
Sales	**$ 8,561,371**	$ 8,331,166	$ 8,502,166
Cost of goods sold	**3,269,828**	3,311,767	3,191,988
Gross profit	**5,291,543**	5,019,399	5,310,178
Gross profit %	**62%**	60%	62%
Operating earnings	**$ 1,047,769**	$ 1,653,288	$ 2,003,943
Selling and administrative expenses	**4,243,774**	3,366,111	3,306,235
Interest expense	**197,139**	221,006	267,351
Amortization	**745,170**	1,090,088	923,570
Net earnings	**87,082**	194,891	541,722
Basic and diluted earnings per share	**$ 0.01**	$ 0.02	$ 0.07
Weighted average number of shares	**7,970,833**	8,029,512	8,049,440

Sales for the year were $8,561,371 a 3% increase over the prior year. Sales to the United States represented 83% of sales, compared to 84% in the prior year.

Gross profit for the year was $5,291,543 (62% of sales) compared to $5,019,399 (60% of sales) in the prior year.

Selling and administrative expenses for the year were $4,243,774 (50% of sales) compared to $3,366,111 (40% of sales) in the prior year. The mail order subsidiary's selling and administrative expenses increased by $658,000 over the previous year due to an increased investment and commitment to catalogue distribution which resulted in a 300% plus increase in direct to consumer sales (catalogue printing costs increased by $409,000, shipping costs increased by $87,000 and other expenses increased by $162,000 over the previous year). We expect this increased focus on direct sales to realise greater profits in the course of the next two years. Advertising expenses for BFS increased by $175,000 over the previous year.

Amortization of capital assets and deferred development costs was $617,796 compared to $580,604 in the prior year. Amortization of master tapes and deferred development costs increased this by $68,673 which reflects the Company's continued investment in the new DVD media format. Amortization of the AHT Video Library was $127,374 compared to $509,484 in the previous year. The AHT Video Library was fully amortized during the year.

Operating earnings before interest, income taxes and amortization (EBITDA) were $1,047,769 compared to $1,653,288 in the prior year.

Operating earnings before income taxes were $105,460 compared to $342,194 in the prior year.

Net earnings were $87,082 or $0.01 per share for the year, compared to $194,891 or $0.02 per share in the prior year.

Weighted average number of shares outstanding for this year was 7,970,833.



RALPH FIENNES
"...Fiennes has intensity, force, a kind of grinding dynamism." - NEWSWEEK
FREEDOM IS A DEADLY BUSINESS
A DANGEROUS MAN
LAWRENCE AFTER ARABIA

REVIEW OF FOURTH QUARTER ENDING MAY 1, 2004

	Sales	Net earnings (loss)	Basic & diluted earnings per
2004			
First quarter	$ 1,463,720	$ (31,787)	$ 0.00
Second quarter	2,411,670	176,561	0.02
Third quarter	2,280,829	28,737	0.00
Fourth quarter	2,405,152	(86,429)	(0.01)
Full year	$ 8,561,371	$ 87,082	$ 0.01
2003			
First quarter	$ 1,837,354	$ 56,217	$ 0.01
Second quarter	2,304,829	208,219	0.03
Third quarter	2,508,395	264,389	0.03
Fourth quarter	1,680,588	(333,934)	(0.05)
Full year	$ 8,331,166	$ 194,891	$ 0.02

Sales for the fourth quarter were $2,405,152 compared to $1,680,588 during the same quarter last year. Net loss was $86,429 ($0.01 per share) compared to a $333,934 net loss ($0.05 per share) for the same period last year. The reserve for the obsolescence inventory was increased by approximately $202,000 in the quarter compared to approximately $307,000 in the prior period.

FINANCIAL CONDITION AT MAY 1, 2004

	Fiscal Years Ending		
Selected data on financial position	**May 1, 2004**	May 3, 2003	May 4, 2002
Bank indebtedness	**$ 1,083,583**	$ 1,011,893	$ 1,011,941
Net working capital	**1,673,697**	1,632,758	1,831,415
Total assets	**5,396,844**	5,904,657	6,436,586
Total long-term liabilities	**15,790**	115,220	684,723
Total liabilities	**2,198,414**	2,793,309	3,290,972
Shareholders' equity	**3,198,430**	3,111,348	3,145,614
Cash dividends declared	-	200,421	-

Total assets of the Company this year amount to $5,396,844 compared to $5,904,657 in the prior year.

Accounts receivable increased to $1,581,284 from $1,410,443 in the prior year.

Inventory decreased to $1,322,696 from $1,808,853 in the prior year as a result of a further additional allowance for the anticipated obsolescence of VHS formatted product.

Prepaid royalties for video products decreased to $868,572 from $1,020,624 in the prior year.

Investment in productions was $148,344 as BFS increased its commitment to develop its own content. BFS has successfully co-produced several of its own programmes in the past several years and is confident that this increased focus is a very necessary and positive step for the future of BFS.


NAOMI WATTS JACK THOMPSON
JACQUELINE MCKENZIE PHILIP HOLDER
ZOE BERTRAM ADEN GILLETT
"A lyrical tale of love and loss. Visually beautiful." - VARIETY
UNDER THE LIGHTHOUSE
DANCING
Sometimes love makes you break all the rules.

Capital assets decreased to $985,108 from $1,078,145 in the prior year. Continuing capital expenditures for DVD master tapes of $320,198 were made this year compared to $437,004 in the prior year.

Deferred development costs of $153,809 compared to $169,777 in the prior year which were incurred during the year related to the design and development of DVD products.

Total liabilities decreased to $2,198,414 from $2,793,309 in the prior year. There are two remaining payments outstanding on the long-term debt at the end of the fiscal year end. The long-term debt will be fully paid off in July 2004.

Shareholders' equity increased to $3,198,430 from $3,111,348 in the prior year. The share capital as at May 1, 2004 was $2,131,047 with 7,970,833 shares outstanding which is unchanged from the prior year.

On July 8, 2003, the Company received approval from the TSX Venture Exchange to purchase pursuant to a normal course issuer bid expiring on July 13, 2004, a maximum of 398,542 shares of the corporation for cancellation. Pursuant to the approval, the corporation has purchased no shares for cancellation.

The Company is seeking approval from the TSX Venture Exchange to purchase pursuant to a normal course issuer bid a maximum of 398,542 shares of the corporation for cancellation.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Minimum annual payments	**Payment due by period**				
(in dollars)	**Total**	**Less than 1 year**	**1-3 years**	**4-5 years**	**After 5 years**
Capital lease obligations	41,789	25,029	16,760	-	-
Operating leases	654,367	135,542	376,825	142,000	-
Total contractual obligations	696,156	160,571	393,585	142,000	-

Capital lease obligations related primarily to office and warehouse equipment. Operating lease commitments represent the future minimum lease payments under leases primarily for the Company premises. These obligations bear interest at rates varying between 9.5% and 10.75% per annum.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

At year-end, the Company had an operating line of credit of $2,000,000 of which approximately $1,052,000 was outstanding. A registered general security agreement providing a first charge over all accounts receivable, inventories and equipment, other than leased assets, has been provided as security for this operating line of credit.

We believe that our current cash will provide us with sufficient capital to meet our stated operating goals. We would expect that any significant new acquisitions would require additional funding.

BUSINESS RISKS AND UNCERTAINTIES

Our ability to generate sales and profit from our business is subject to a number of risks. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, including those we do not know about now or that we currently believe are immaterial may also adversely affect our ability to generate sales and profit.

Foreign Currency

The Company's products are sold to Canadian customers in Canadian funds and to United States customers in United States funds. Increases in the value of the Canadian dollar relative to the United States dollar could adversely affect the Company's results of operations.

Dependency on Intellectual Property

The Company enters into exclusive distribution arrangements with producers and television companies to secure the distribution rights for the sale of home video DVD and VHS products in North America. To secure these rights, the Company typically agrees to advance cash to the licensors for each title licensed. These cash advances are set up as a prepaid advance and are recovered by the Company from the proceeds on the sale of the product. The recovery of such advances and related mastering costs is dependent on the success of marketing and sale of each title by the Company. The success of the title is not determinable until the time that consumer acceptance can be measured after the title has been released.

Dependency on Key Personnel

The success of BFS is dependent on members of its senior management team. The experience of this team will be a contributing factor to BFS' success and growth. The loss of one or more of the members of the management team might have a material adverse effect on the Company's operations and business prospects.

Risks Associated with Product Returns

Consistent with industry practice in certain circumstances, the Company allows customers to return product for credit. The Company restricts the amount of the return to a percentage of an agreed upon time period of previous sales. There can be no assurance that such product returns will in the future exceed what has been previously experienced by the Company and as a result it may have a material adverse effect on future operating results.

MANAGEMENT'S RESPONSIBLITY FOR FINANCIAL STATEMENTS


AFTER
THE DELUGE

The accompanying consolidated financial statements and all information contained in this annual report are the responsibility of management, who are satisfied with the integrity and objectivity of the information contained therein. The statements have been prepared in accordance with policies and procedures established by management and conform to Canadian generally accepted accounting principles, reflecting management's best estimates and judgements.

In management's opinion, these statements reflect fairly the financial position of the company, the results of its operations and the changes in cash flow. The company's procedures and related internal control systems are designed to provide reasonable assurance that the assets are safeguarded and reliable financial records are maintained.

Lipton, Wiseman, Altbaum & Partners LLP, Chartered Accountants, as the shareholders' auditors, have audited the consolidated financial statements and their report appears here. Their opinion is based on an examination conducted in accordance with Canadian generally accepted auditing standards which includes a review of the company's accounting policies and procedures and where appropriate, a limited review of the company's internal control systems. They obtain sufficient audit evidence to provide reasonable assurance that the consolidated financial statements are presented fairly, in all material respects, in accordance with Canadian generally accepted accounting principles.

The Audit Committee, which consists of non-executive directors, meets with management and the external auditors to review the company's consolidated financial statements before recommending the statements to the Board of Directors for approval.

Denis B.E. Donnelly
Chairman, President and Chief Executive Officer

John P. Grzybowski, MBA, CA
Chief Financial Officer

AUDITORS' REPORT

To the Shareholders of BFS Entertainment & Multimedia Limited

We have audited the consolidated balance sheets of BFS Entertainment & Multimedia Limited as at May 1, 2004 and May 3, 2003 and the consolidated statements of operations, retained earnings and cash flows for the fifty-two weeks ended May 1, 2004 and the fifty-two weeks ended May 3, 2003. These consolidated financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at May 1, 2004 and May 3, 2003 and the results of its operations and its cash flows for the fifty-two weeks ended May 1, 2004 and the fifty-two weeks ended May 3, 2003 in accordance with Canadian generally accepted accounting principles.

Lipton, Wiseman, Altbaum & Partners LLP
Chartered Accountants, Toronto, Ontario
June 16, 2004


The Clever Cleaver Brothers'
TAILGATIN'
"The Clever Cleaver Brothers aren't just clever; they're funny and can cook, too." – Regis Philbin

CONSOLIDATED BALANCE SHEETS

as at		**May 1, 2004**		May 3, 2003
Assets				
Current:				
Accounts receivable	$	**1,581,284**	$	1,410,443
Inventories		**1,322,696**		1,808,853
Prepaid video royalties		**868,572**		1,020,624
Prepaid expenses and deposits		**83,769**		70,927
		3,856,321		4,310,847
AHT Video Library		**-**		127,374
Loan receivable (Note 3)		**-**		14,000
Investment in productions		**148,344**		-
Future income taxes		**45,200**		-
Deferred development costs		**361,871**		374,291
Capital assets (Note 4)		**985,108**		1,078,145
	$	**5,396,844**	$	5,904,657
Liabilities				
Current:				
Bank indebtedness (Note 5)	**$**	**1,083,583**	$	1,011,893
Accounts payable and accrued liabilities		**903,296**		974,898
Income taxes payable		**110,895**		285,490
Long-term debt due within one year (Note 6)		**62,500**		375,000
Capital lease obligations due within one year (Note 7)		**22,350**		30,808
		2,182,624		2,678,089
Long-term debt (Note 6)		**-**		62,500
Capital lease obligations (Note 7)		**15,790**		31,620
Future income taxes		**-**		21,100
		2,198,414		2,793,309
Shareholders' Equity				
Capital stock (Note 8)		**2,131,047**		2,131,047
Retained earnings		**1,067,383**		980,301
		3,198,430		3,111,348
	$	**5,396,844**	$	5,904,657

See accompanying notes to consolidated financial statements

These consolidated financial statements are approved by and on behalf of the Board of Directors:

Director

Director


JOHN HURT
– THE MINNEAPOLIS STAR TRIBUNE
– THE DAILY MAIL
BAIT

CONSOLIDATED STATEMENTS OF OPERATIONS

For the period ended	**May 1, 2004** ***Fifty-two weeks***	May 3, 2003 *Fifty-two weeks*
Sales	**$ 8,561,371**	$ 8,331,166
Cost of goods sold	**3,269,828**	3,311,767
Gross profit	**5,291,543**	5,019,399
Expenses:		
Selling	**1,981,224**	1,396,316
Administrative	**2,262,550**	1,969,795
	4,243,774	3,366,111
Operating earnings before interest, amortization and income taxes	**1,047,769**	1,653,288
Interest expense (Note 6 and 7)	**197,139**	221,006
Operating earnings before amortization and income taxes	**850,630**	1,432,282
Amortization of capital assets and deferred development costs	**617,796**	580,604
Operating earnings before amortization of AHT Video Library and income taxes	**232,834**	851,678
Amortization of AHT Video Library	**127,374**	509,484
Earnings before income taxes	**105,460**	342,194
Income taxes (recovered): (Note 9)		
Current	**84,678**	341,203
Future	**(66,300)**	(193,900)
	18,378	147,303
Net earnings	**$ 87,082**	$ 194,891
Weighted average number of shares	**7,970,833**	8,029,512
Basic and diluted earnings per share (Note 9)	**$ 0.01**	$ 0.02

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

For the period ended	**May 1, 2004** ***Fifty-two weeks***	May 3, 2003 *Fifty-two weeks*
Retained earnings – beginning of period	**$ 980,301**	$ 985,831
Net earnings	**87,082**	194,891
	1,067,383	1,180,722
Dividends paid	**-**	(200,421)
Retained earnings – end of period	**$ 1,067,383**	$ 980,301

See accompanying notes to consolidated financial statements


STARRING
BEAU BRIDGES
AND
SHARON LAWRENCE
Victim of the Haunt

CONSOLIDATED STATEMENTS OF CASH FLOW

For the period ended	**May 1, 2004** ***Fifty-two weeks***	May 3, 2003 *Fifty-two weeks*
Operating activities:		
Net earnings	**$ 87,082**	$ 194,891
Items not affecting cash flows:		
Future income taxes recovered	**(66,300)**	(193,900)
Forgiveness of loan receivable	**14,000**	14,000
Amortization of capital assets	**451,567**	408,401
Amortization of deferred development costs	**166,229**	172,203
Amortization of AHT Video Library	**127,374**	509,484
	779,952	1,105,079
Net changes in non-cash working capital balances (Note 10)	**208,329**	238,972
Cash flows provided by operating activities	**988,281**	1,344,051
Financing activities:		
Increase (decrease) in bank indebtedness	**71,690**	(48)
Proceeds from capital lease obligations	**10,200**	30,876
Repayment of capital lease obligations	**(34,488)**	(63,412)
Repayment of long-term debt	**(375,000)**	(383,334)
Proceeds from issue of common shares	**-**	7,750
Purchase of common shares for cancellation	**-**	(36,486)
Dividends paid	**-**	(200,421)
Cash flows used in financing activities	**(327,598)**	(645,075)
Investing activities:		
Additions to investment in productions	**(148,344)**	-
Additions to deferred development costs	**(153,809)**	(169,777)
Additions to capital assets	**(358,530)**	(529,199)
Cash flows used in investing activities	**(660,683)**	(698,976)
Net change in cash	**-**	-
Cash – beginning and end of period	**$ -**	$ -

During the fiscal period, the corporation paid interest of approximately $197,200 (2003 - $223,700) and income taxes of approximately $261,100 (2003 - $117,700).

See accompanying notes to consolidated financial statements

For the Fifty-Two Weeks Ended May 1, 2004 and the Fifty-Two Weeks Ended May 3, 2003

1 | NATURE OF BUSINESS:

BFS Entertainment & Multimedia Limited (the "corporation") was incorporated under the laws of Ontario on February 4, 1980.

The corporation is a recognised independent manufacturer and distributor of home videos. The corporation markets and distributes a specialty line of home videos throughout North America. Under exclusive North America license agreements, the corporation sells its products through various channels, including retailers, distributors, mail order houses as well as its own specialized mail order catalogue.

2 | ACCOUNTING POLICIES:

The significant accounting policies of the corporation and its subsidiaries conform with generally accepted accounting principles in Canada and are summarized below:

(a) Basis of consolidation:

The consolidated financial statements include the accounts of the corporation and its wholly-owned subsidiaries.

(b) Management estimates:

The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts are not expected to materially vary from these estimates.

(c) Accounts receivable:

Accounts receivable are carried at amounts due, net of a provision for amounts estimated to be uncollectable.

(d) Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis and net realisable value.

(e) Prepaid video royalties:

The corporation makes advance royalty payments to secure its video license agreements. These payments are treated as prepaid video royalties and are expensed as part of cost of goods sold when sales are made.

(f) Deferred development costs:

Deferred development costs relating to the design and development of video products are amortized as follows; first year – Nil; subsequent three years – straight-line.

(g) Investment in productions:

Investment in productions relating to the development of DVDs and films have been capitalized and will be amortized over their estimated useful life once the assets are put into commercial use.

(h) AHT video library:

The AHT Video Library is stated at cost less accumulated amortization. Amortization is provided for on a straight-line basis over a four year period.

(i) Capital assets:

Capital assets are stated at cost less accumulated amortization. Amortization is provided for at the following annual rates and methods:

Office and warehouse equipment	20% – declining balance
Computer hardware	30% – declining balance
Computer software	2 years – straight-line
Leasehold improvements	Straight-line over the term of the lease plus the first renewal period (10 years)
Master tapes	First year – Nil; subsequent three years – straight-line
Equipment under capital leases:	
Computer hardware and software	Straight-line over the term of the related leases
Telephone equipment	Straight-line over the term of the related leases

(j) Revenue recognition:

The corporation earns its revenue from the sale and delivery of products to its customers. Revenue is recorded when the products are shipped to customers.

(k) Income taxes:

The corporation uses the liability method of tax allocation. Future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realised.

(l) Foreign currency translation:

The temporal method is used to translate the transactions and balances of the corporation that are denominated in foreign currencies. Under this method, monetary assets and liabilities and non-monetary items carried at market values, are translated at the year-end exchange rate; other non-monetary items are translated at their historical exchange rate. Revenue and expenses are translated at weighted average exchange rates, except for amortization, which is translated at the historical exchange rate applicable to the related assets. Exchange gains and losses are recognised currently in earnings.

(m) Stock option and bonus plan:

Period ended May 1, 2004:

Effective May 4, 2003, the corporation recognises the value of stock options earned during the year as a compensation expense. This accounting policy is applied prospectively to all stock option awards to employees and directors that call for settlement by issuance of equity instruments, granted on or after May 4, 2003. The fair value of stock options is determined using the Black-Scholes option pricing model. Once fair value is measured, the value is expensed over the period the options vest and contributed surplus is increased by the corresponding amount.

Period ended May 3, 2003:

The corporation has a stock-based compensation plan, which is described in Note 8. The corporation has elected not to use the fair method of accounting for stock options as recommended in the Canadian Institute for Chartered Accountants' handbook section 3870 "Stock-based Compensation and Other Stock-based Payments". No compensation expense is recognized under this plan when shares or stock options are issued to employees. Shares issued under this plan are recorded at the issue price. Any consideration paid by the employees on the exercise of stock options or purchases of stock is credited to capital stock.

(n) Earnings per share:

Earnings per share is calculated using the weighted average number of shares outstanding during the fiscal period amounting to 7,970,833 (2003 - 8,029,512). Diluted earnings per share is calculated using the treasury method.

3 | LOAN RECEIVABLE

The loan receivable is due from an employee. The loan was made to enable the employee to purchase 200,000 common shares in the capital of the corporation. The shares purchased by the employee have been pledged as security for the loan. The loan will be forgiven as to one-fifth annually during the length of employment. In the event that employment is terminated at any time prior to five years, the corporation can repurchase the shares and cancel the unforgiven portion of the loan.

4 | CAPITAL ASSETS

(in dollars)	**Cost**	**Accumulated Amortization**	**2004 Net**	2003 Net
Office and warehouse equipment	**293,501**	**223,264**	**70,237**	82,547
Computer hardware and software	**574,905**	**530,125**	**44,780**	53,327
Leasehold improvements	**74,559**	**36,234**	**38,325**	44,424
Master tapes	**2,214,670**	**1,421,617**	**793,053**	837,126
	3,157,635	**2,211,240**	**946,395**	1,017,424
Assets under capital leases:				
Computer hardware and software	**39,416**	**30,070**	**9,346**	29,845
Telephone equipment	**30,876**	**10,292**	**20,584**	30.876
Forklift	**10,200**	**1,417**	**8,783**	-
	80,492	**41,779**	**38,713**	60,721
	3,238,127	**2,253,019**	**985,108**	1,078,145

During the fiscal period, amortization on capital assets was $419,359 (2003 - $351,910) and amortization on assets under capital leases amounted to $32,208 (2003 - $56,491).

5 | BANK INDEBTEDNESS

As at May 1, 2004, the corporation had an operating line of credit in the amount of $2,000,000 (May 3, 2003 - $2,500,000) of which approximately $1,052,000 (May 3, 2003 - $1,128,000) was outstanding at that date. The outstanding portion of the line of credit bears interest at the bank prime rate plus 0.5% per annum payable monthly. A general security agreement providing a first charge over all accounts receivable, inventories and equipment, other than leased assets, has been pledged as security for this operating line of credit.

6 | LONG-TERM DEBT

		2004		2003
Term loan	$	**62,500**	$	437,500
Less amounts due within one year		**62,500**		375,000
	$	**-**	$	62,500

This term loan bears interest at the rate of 12% per annum and matures on July 31, 2004. The term loan is repayable in monthly principal instalments of $31,250. Interest is calculated and payable monthly in arrears. In addition, twenty quarterly bonus interest payments are to be made in the amount of $17,500 each during the term of the loan. A debenture in the amount of $1,500,000 covering all the assets of the corporation, other than leased assets, has been pledged as security for the term loan. The debenture is subordinated to the bank indebtedness as referred to in Note 5.

Principal repayments due in future fiscal years are as follows:

2005	$	**62,000**

During the year the corporation paid interest totalling $100,274 (2003 - $145,164) on the long-term debt.

7 | LEASE OBLIGATIONS

The following is a summary of the corporation's lease obligations due in future fiscal years:

		Capital Leases		Operating Leases
2005	$	**25,029**	$	**135,542**
2006		**14,773**		**137,242**
2007		**1,987**		**125,983**
2008		**-**		**113,600**
2009		**-**		**113,600**
Thereafter		**-**		**28,400**
		41,789		
Less interest portion		**3,649**		
Present value of minimum lease payments		**38,140**		
Less amounts due within one year		**22,350**		
	$	**15,790**	$	**654,367**

The capital leases bear interest at rates varying between 9.50% and 10.75% per annum. During the year, the corporation paid interest totalling $5,067 (2003 - $5,522) on its capital lease obligations.
The corporation is required to pay all realty taxes and certain other occupancy costs for the building operating lease.

8 | CAPITAL STOCK

Authorized:

Unlimited Common shares

Issued:

		2004		2003
7,970,833 (2003 - 7,970,833) Common shares of par value of $1 each	$	**2,131,047**	$	2,131,047

Common shares:

	Shares		Amount
Balance – beginning and end of period	**7,970,833**	$	**2,131,047**

On July 10, 2003, the corporation received approval from the TSX Venture Exchange to puchase, pursuant to a normal course issuer bid expiring July 13, 2004, a maximum of 398,542 common shares of the corporation for cancellation. Pursuant to the approval, the corporation has purchased no common shares for cancellation.

Stock option and bonus plan:

As of May 1, 2004, the corporation has a stock option plan for directors, officers and employees enabling them to purchase common shares of the corporation. A total of 1,175,000 common shares of the corporation have been reserved for options under this plan. As at May 1, 2004, there were 567,500 options outstanding expiring at various dates up to 2007 at exercise prices varying between $0.43 and $0.75 per share. Each option entitles the holder to purchase one common share of the corporation.

The corporation has reserved 400,000 common shares under a stock bonus plan. These common shares will be issued from time to time as approved by the board of directors. As of May 1, 2004, 40,000 common shares have been issued under this plan.

The following table sets out the stock option plan as at May 1, 2004 and May 3, 2003 and changes during the years then ended:

	2004		2003	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price
Outstanding – beginning of period	**917,500**	**$ 0.67**	952,500	$ 0.68
Granted during the period	**-**	**-**	47,500	0.70
Expired or cancelled during the period	**(350,000)**	**(0.70)**	(82,500)	(0.88)
Outstanding – end of period	**567,500**	**$ 0.65**	917,500	$ 0.67
Options exercisable – end of period	**557,500**	**$ 0.65**	823,330	$ 0.67

The following table provides further details of the options outstanding as at May 1, 2004:

	Options Outstanding			**Options Exercisable**	
		Weighted Average			**Weighted Average**
Range of Exercise Price	**Options Outstanding**	**Remaining Contractual life (in years)**	**Exercise Price**	**Options Exercisable**	**Exercise Price**
$ 0.43 – 0.64	**100,000**	**0.5**	**$ 0.43**	**100,000**	**$ 0.43**
$ 0.65 – 0.75	**467,500**	**2.0**	**0.70**	**457,500**	**0.70**
$ 0.43 – 0.75	**567,500**	**1.7**	**$ 0.65**	**557,500**	**$ 0.65**

Stock-based compensation:

Effective for fiscal periods commencing on and after January 1, 2002, the Canadian Institute of Chartered Accountants issued new recommendations dealing with stock-based compensation and other stock-based payments. The new recommendations require either the recognition of a compensation expense for grants of stock, stock options and other equity instruments to directors, officers and employees, based on the estimated fair value of the instruments at the grant date, or alternatively, the disclosure of pro-forma net earnings and earnings per share data, as if the stock-based compensation had been recognised in earnings.

During the fifty-two weeks ended May 1, 2004, the corporation issued no stock options.

Earnings per share:

For the fifty-two weeks ended May 1, 2004, the exercise of outstanding stock options and warrants does not have a dilutive effect on earnings per share.

The following table sets out the computation of basic and diluted earnings per share:

	2004	2003
Numerator:		
Net earnings available to common shareholders	**$ 87,082**	$ 194,891
Denominator:		
Weighted average shares for basic earnings per share	**7,970,833**	8,029,512
Basic and diluted earnings per share	**$ 0.01**	$ 0.02

Warrants:

As at May 1, 2004, there were 460,000 warrants outstanding which were issued as part of the term loan described in Note 5a. Each warrant entitles the holder thereof to purchase one common share of the corporation. All the warrants expire on July 9, 2004 at exercise prices varying between $0.65 and $1.00 per common share.

	Warrants
Balance – beginning and end of period	**460,000**

9 | INCOME TAXES

The following table reconciles the statutory Federal and Provincial income tax rates to the effective income tax rate on the income before income taxes.

		2004		2003
Net earnings before income taxes	$	**105,460**	$	342,194
Combined basic Federal and Provincial income tax provision at statutory rates		**37,428**		125,243
Other		**(19,050)**		22,060
Income taxes	$	**18,378**	$	147,303
Effective income tax rate (percentage)		**17.4**		43.0

The corporation's future income tax asset is the result of differences in the net book value and undepreciated capital costs of the AHT Video Library, deferred development costs and capital assets.

10 | NET CHANGES IN NON-CASH WORKING CAPITAL BALANCES

		2004		2003
Decrease (increase) in accounts receivable	$	**(170,841)**	$	293,242
Decrease in inventories		**486,157**		141,791
Decrease (increase) in prepaid video royalties		**152,052**		(306,675)
Increase in prepaid expense and deposits		**(12,842)**		(1,541)
Decrease in accounts payable and accrued liabilities		**(71,602)**		(117,035)
Increase (decrease) in income taxes payable		**(174,595)**		229,190
	$	**208,329**	$	238,972

11 | SEGMENTED INFORMATION

The corporation operates in the home entertainment industry in North America and sells primarily to customers in the United States. Sales to customers in the United States amounted to approximately $7,140,000 (2003 - $7,004,000) with the balance of sales to customers in Canada.

12 | FINANCIAL INSTRUMENTS

Fair value:

The corporation's financial instruments include accounts receivable, bank indebtedness and accounts payable and accrued liabilities. The carrying value of these financial instruments approximates fair value due to their current nature.

The fair value of loan receivable, long-term debt and capital lease obligations has been estimated based on quoted market prices for same or similar instruments and in management's opinion, approximates carrying value.

Interest rate risk:

The corporation is exposed to interest rate risk on fluctuations in interest rates on long-term debt and capital leases. Since interest rates on these instruments are fixed, it is management's opinion that the interest rate exposure is not significant.

Currency risk:

The corporation conducts a significant portion of its operations with corporations and/or customers in the United States. As a result, a significant amount of sales, expenses, accounts receivables, prepaid video royalties, bank indebtedness and accounts payable and accrued liabilities were incurred or are carried in United States dollars. The corporation occasionally uses forward contracts to reduce exposure to currency risk. During the fifty-two weeks ended May 1, 2004, a foreign exchange gain of approximately $244,000 (fifty-two weeks ended May 3, 2003 - $235,000 foreign exchange loss) was recognised in sales.

Credit risk:

Concentration of credit risk arises when a group of customers having a similar characteristic such that their ability to meet their obligations is expected to be affected similarly by changes in economic or other conditions. For the corporation, significant concentrations of credit risk are related to industries and geographic location. The corporation's accounts receivable are primarily due from United States based corporations in the entertainment industry.

13 | SUBSEQUENT EVENTS

(a) Subsequent to year-end, in the normal course of business, the corporation received notice of a possible claim for which damages would be non-material. Following a suitable reply from legal counsel, no further notice or demand has been made. In the opinion of management, the possible claim is without substantial merit and no provision has been made for any potential loss that may arise.

(b) Subsequent to year-end, the corporation is seeking approval from the TSX Venture Exchange to purchase pursuant to a normal course issuer bid a maximum of 398,542 shares of the corporation for cancellation.

14 | COMPARATIVE FIGURES

Certain figures in the 2003 consolidated financial statements have been reclassified to conform with the basis of presentation used in 2004.


Wonderland

BOARD OF DIRECTORS

David E. Chapman, Partner
Bresver, Grossman, Scheininger & Chapman LLP

Denis B.E. Donnelly
Chairman of the Board
President and Chief Executive Officer
BFS Entertainment & Multimedia Limited

Warren Palitz [1, 2], Vice President
Greentree Brokerage Services, Inc.
Philadelphia, PA, USA

Mark C. Shoniker [1, 2], Director
Bank of Montreal Capital Corporation
Toronto, Ontario

C. Mark Zeilstra [1, 2], Company Director
Winnipeg, Manitoba

[1] | Member of the Audit Committee

[2] | Member of the Compensation Committee

OFFICERS

Denis B.E. Donnelly
President and Chief Executive Officer

John P. Grzybowski, MBA, CA
Chief Financial Officer

David E. Chapman
Secretary

AUDITORS

Lipton, Wiseman, Altbaum & Partners LLP
Toronto, Ontario

LEGAL COUNSEL

Bresver, Grossman, Scheininger & Chapman LLP
Toronto, Ontario
Stikeman Elliott LLP, Toronto, Ontario
Lawrence Graham, London, England

STOCK EXCHANGE LISTING

TSX Venture Exchange
Trading Symbol: BFS

TRANSFER AGENT

CIBC Mellon Trust Company
Toronto, Ontario

BANKERS

Bank of Montreal
Toronto, Ontario

CORPORATE HEADQUARTERS

360 Newkirk Road, Richmond Hill, Ontario,
Canada L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292
E-Mail: info@bfsent.com
Website: www.bfsent.com

ANNUAL MEETING

The Annual Meeting of the Company's Shareholders
will be held on
Tuesday, September 28, 2004 at 11:00 a.m.
in Boardroom 3 at Stikeman Elliott LLP
Commerce Court West, 51st Floor, 199 Bay Street
Toronto, Ontario, Canada

2004 ANNUAL REPORT

BFS ENTERTAINMENT & MULTIMEDIA LIMITED

360 Newkirk Road, Richmond Hill, Ontario, Canada L4C 3G7 Tel (905) 884-2323 Fax (905) 884-8292 www.bfsent.com